Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

Consumer benefits of the AT&T / DIRECTV merger
Together, AT&T and DIRECTV will offer customers a stronger competitive alternative to cable, with a better customer experience and enhanced innovation. The combined company will continue to provide the world-class service and best video and entertainment experience for which DIRECTV is known.

new & better content options
The combined company will offer enhanced content choices to consumers, including:
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DIRECTV premier content, particularly live sports programming. DIRECTV has exclusive pay TV rights to NFL SUNDAY TICKET providing every out-of-market game, every Sunday afternoon, on TV, laptops and mobile devices.

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Unique content offerings for consumers. AT&T will be better positioned to develop unique content offerings for customers through, among other initiatives, AT&T’s joint venture with The Chernin Group. Today, DIRECTV’s content ownership includes ROOT SPORTS Networks, minority stakes in the Game Show Network, MLB Network, NHL Network and the Sundance Channel.

more delivery & viewing options
Together, AT&T and DIRECTV will be poised to offer the options that consumers prefer, including:
•	Video delivery to multiple screens – mobile, TV, laptops and more – to meet consumers’ future viewing and programming preferences.
•	Unparalleled video content distribution scale in U.S. – nationwide mobile and video networks; broadband to cover 70 million customer locations.
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Viewing and programming preferences, whether traditional pay TV, on-demand video services, like Netflix or Hulu streamed over a broadband connection (mobile or fixed) or a combination of viewing preferences on any screen.

stronger commitment to consumers
When the deal closes, AT&T has committed to:
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Expand and enhance high-speed broadband service to 15 million customer locations, mostly in rural areas where AT&T does not provide that service today, utilizing a combination of technologies including fiber to the premises and fixed wireless local loop capabilities. Customers will be able to buy broadband service stand-alone or as a part of a bundle with other AT&T services.

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Offer stand-alone broadband. For customers who only want a broadband service and may choose to consume video through over-the-top services like Hulu or Netflix, the combined company will offer stand-alone wireline broadband service at speeds of at least 6 Mbps (where feasible) in areas where AT&T offers wireline IP broadband service today at guaranteed prices for three years after closing.

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Maintain Nationwide Package Pricing for DIRECTV. DIRECTV’s TV service will continue to be available on a stand-alone basis at nationwide package prices that are the same for all customers, no matter where they live, for at least three years after closing.

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Uphold Net Neutrality Commitment. AT&T pledges continued commitment for three years after closing to the FCC’s Open Internet protections established in 2010, irrespective of whether the FCC re-establishes such protections for other industry participants following the D.C. Circuit Court of Appeals decision vacating those rules.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://www.investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.